UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-27783

CUSIP NUMBER

928366 10 3

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  March 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:  __________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

VISTA INTERNATIONAL TECHNOLOGIES, INC.
Full Name of Registrant

Former Name if Applicable

88 Inverness Circle East, Suite N-103
Address of Principal Executive Office (Street and Number)

Englewood, Colorado 80112
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Vista International Technologies, Inc. was unable to complete and file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 within the prescribed time period due to continuing delays in obtaining and compiling the business and financial data and information necessary to complete the Company’s financial statements for the quarter ended March 31, 2010 and the Company’s Quarterly Report, which  resulted from unforeseeable and unanticipated technical issues arising from the conversion of the Company’s accounting hardware and software platform during the first quarter of 2010.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas P. Pfisterer	(303)	690-8300
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   ☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change

The figures in the disclosure below are estimated.

The Company anticipates that its first quarter 2010 revenues and net income from its tire fuel processing operations will reflect an increase to approximately $218,000, compared to approximately $95,000 for the three months ended March 31, 2009.  This increase is due to a volume agreement with a major generator that began supplying materials during the second quarter of 2009.

We estimate an increase in our cost of goods sold for our tire fuel processing operations of $34,000, from approximately $84,000 for the three months ended March 31, 2009 to approximately $118,000 for the three months ended March 31, 2010.  Overall, the increase in cost of goods sold is due to an increase in operations volume and related operating costs at the facility during the first quarter of 2010, which costs were primarily hauling costs associated with maintaining our regulatory compliance.

We estimate an increase in our interest expense of $5,000, from approximately $13,000 for the three months ended March 31, 2009 to approximately $17,000 for the three months ended March 31, 2010. This increase is due to an increase in average outstanding borrowings from 2009 to 2010.

As a result of the above, net loss is expected to decrease for the quarter ended March 31, 2010, compared to the net loss for the quarter ended March 31, 2009.  However, the final adjustments needed to complete the Company’s quarterly financial statements will determine the Company’s results of operations for the three months ended March 31, 2010. These final adjustments have not been completed, and, accordingly, a reasonable estimate of the anticipated net loss decrease cannot be made at this time.

VISTA INTERNATIONAL TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2010	By:	/s/ Thomas P. Pfisterer
Thomas P. Pfisterer
Chief Executive Officer

4